T-Online

T-Online International AG
P.O. Box 10 11 52, 64211 Darmstadt, Germany

RECEIVED
2005 DEC 13 P 5: 02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Office of International Corporate Finance
Attention: Filing Desk
450 Fifth Street, NW
Washington, DC 20549

USA

05013231

SUPPL

Your ref.
Our ref. file number is 82-5125
Telephone Investor Relations
Date +49 6151 680-2929
Subject November 29, 2005
T-Online International AG

To whom it may concern:

Please find enclosed

- Ad hoc release as of November 29, 2005, regarding Decision of the Darmstadt Court in the release
- Ad hoc release as of November 29, 2005, regarding T-Online Management Board will suggest supervisory board to appeal in the release proceedings
- Press release as of November 29, 2005, regarding T-Online Management Board will suggest supervisory board to appeal in the release proceedings

The relevant file number is 82-5125. The document is submitted pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended.

Sincerely yours,

PROCESSED
DEC 14 2005
THOMSON FINANCIAL

Investor Relations
T-Online International AG

Enclosures

12/13

T-Online International AG
Address T-Online-Allee 1, 64295 Darmstadt, Germany
P.O. Box Postfach 10 11 52, 64211 Darmstadt, Germany
Telecontacts Telephone +49 (0) 61 51 / 6 80-0, Telefax +49 (0) 61 51 / 6 80-6 80, eMail T-Online@t-online.de
Bank accounts Commerzbank Darmstadt (BLZ 508 400 05), Konto-Nr. 1 380 310
Board Kai-Uwe Ricke (Chairman)
Managing Directors Rainer Beaujean, Veronika Altmeyer, Jens Becker, Burkhard Graßmann, Thomas Hille, Andreas Kindt
Registered at Amtsgericht Darmstadt, HRB 7641
VAT ID number DE 191 156 693

T-Online Management board will suggest to the supervisory board to appeal in the release proceedigs

T-Online/Darmstadt, 29th November 2005 - The management board of T-Online has reviewed today's decision of the Darmstadt District Court and decided to suggest that the supervisory board file an immediate appeal.

"In this regard it should be stressed that, in its written reasons for the decision, the District Court specifically regarded the actions for avoidance as largely unfounded", says Rainer Beaujean, CEO of T-Online International AG. Only a few factors were weighed up against the interests of T-Online and Deutsche Telekom.

However, the only reason why the District Court found against T-Online was that it mistakenly only took into account the limited cost synergies of around 22.75 million euro per year and not the economic advantages of the merger. The merger report of March 8, 2005 estimated the growth synergies to be around one billion euro at least.

T-Online International AG
Corporate Communications

T-Online-Allee 1, 64295 Darmstadt
Tel. (0 6151) 680-2210, **Fax** (0 6151) 680-2219
E-Mail: press@t-online.net

Ansprechpartner für diese Mitteilung/**Contact**: Michael Schlechtriem

Pressemitteilungen sind online abrufbar unter **www.t-online.net**
Press releases are available online at **www.t-online.net**

Ad hoc announcement §15 WpHG

Release proceedings, merger with Deutsche Telekom

TOI Mgmt board will suggest superv. board to appeal in the release proceedings

Ad hoc announcement transmitted by DGAP.
The issuer is solely responsible for the content of this announcement.

The management board of T-Online has reviewed the decision of the Darmstadt District Court and decided to suggest that the supervisory board file an immediate appeal.

T-Online International AG
T-Online Allee 1
64295 Darmstadt
Deutschland

ISIN: DE0005557706 (TecDAX)
WKN: 555770
Listed: Geregelter Markt in Frankfurt (Prime Standard); Freiverkehr in Berlin-
Bremen, Düsseldorf, Hamburg, Hannover, München und Stuttgart; Eurex

End of ad hoc announcement (c)DGAP 29.11.2005

WPKN: 555770
ISIN: DE0005557706
Kategorien
Selektoren

T-Online International AG
Investor Relations

T-Online-Allee 1, 64295 Darmstadt
Tel. (0 6151) 680-2929, **Fax** (0 6151) 680-299
E-Mail: press@t-online.net

Ansprechpartner für diese Mitteilung/**Contact**: Horst Thelen

Ad hoc Mitteilungen sind online abrufbar unter **www.t-online.net**
Ad hoc releases are available online at **www.t-online.net**

Ad hoc announcement §15 WpHG

Release proceedings, merger with Deutsche Telekom

T-Online International: Decision of the Darmstadt District Court in the release

Ad hoc announcement transmitted by DGAP.
The issuer is solely responsible for the content of this announcement.

Today the Darmstadt District Court rejected the application for release pursuant to section 16, para. 3 Transformation Act (UmwG), with which application T-Online International AG wanted to complete the merger with Deutsche Telekom AG before a court decision on the actions for avoidance.
It is possible for T-Online to appeal this decision.

T-Online International AG
T-Online Allee 1
64295 Darmstadt
Deutschland

ISIN: DE0005557706 (TecDAX)
WKN: 555770
Listed: Geregelter Markt in Frankfurt (Prime Standard); Freiverkehr in
Berlin-
Bremen, Düsseldorf, Hamburg, Hannover, München und Stuttgart; Eurex

End of ad hoc announcement (c)DGAP 29.11.2005

WPKN: 555770
ISIN: DE0005557706
Kategorien
Selektoren

T-Online International AG
Investor Relations

T-Online-Allee 1, 64295 Darmstadt
Tel. (0 6151) 680-2929, **Fax** (0 6151) 680-299
E-Mail: press@t-online.net

Ansprechpartner für diese Mitteilung/**Contact**: Horst Thelen

Ad hoc Mitteilungen sind online abrufbar unter **www.t-online.net**
Ad hoc releases are available online at **www.t-online.net**